Exhibit 23.3

Consent of Independent Auditors

The Board of Directors

AmREIT, Inc.

We consent to the use of our report included herein dated August 29, 2011 with respect to the historical summary of gross income and direct operating expenses of Alpharetta Commons for the year ended December 31, 2010, which appears in Amendment No. 2 to the registration statement on Form S-11 of AmREIT, Inc., and to the reference of our firm under the heading “Experts” in the prospectus. Our report refers to the fact that the historical summary of gross income and direct operating expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission, and is not intended to be a complete presentation of income and expenses.

/s/ KPMG LLP

Houston, Texas

May 2, 2012